

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

September 22, 2017

<u>Via E-mail</u>
Mr. Jeffrey S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, Colorado 80202

> **Re:** **CoreSite Realty Corp**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 10, 2017**
> **File No. 001-34877**

Dear Mr. Finnin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities